SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13d-101)

               UNITED STATES SECURITIES EXCHANGE ACT OF 1934
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                             (AMENDMENT NO. 1)


                        VESTA INSURANCE GROUP, INC.
                              (NAME OF ISSUER)

                        COMMON STOCK, $.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                 925391104
                               (CUSIP NUMBER)

                              JAMES A. TAYLOR
                      BIRMINGHAM INVESTMENT GROUP, LLC
                            17 NORTH 20TH STREET
                         BIRMINGHAM, ALABAMA 35203
                               (205) 327-3500
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                         MAY 8 THROUGH MAY 12, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



CUSIP NO. 925391104                    13D            PAGE 2 OF 5 PAGES
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BIRMINGHAM INVESTMENT GROUP, LLC
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS
      WC
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                               |_|
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
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  NUMBER OF             7     SOLE VOTING POWER       -9,650,000-
   SHARES               -----------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER     - 0 -
  OWNED BY              -----------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER  -9,650,000-
  REPORTING             -----------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER- 0 -
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -9,650,000-
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                            |_|
      NOT APPLICABLE
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      39.0% OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE ISSUER BASED UPON 18,852,832 SHARES OF COMMON STOCK REPORTED OUTSTANDING AS OF
      APRIL 7, 2000 IN THE ISSUER'S PROXY STATEMENT DATED APRIL 11, 2000
      AND ASSUMING CONVERSION OF THE 2,950,000 SHARES OF SERIES A
      CONVERTIBLE PREFERRED STOCK BENEFICIALLY OWNED BY THE REPORTING
      PERSON INTO 5,900,000 SHARES OF COMMON STOCK.
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 14   TYPE OF REPORTING PERSON
      OO (LIMITED LIABILITY COMPANY)
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CUSIP NO. 925391104                    13D            PAGE 3 OF 5 PAGES
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ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2 is hereby supplemented as follows:

      (a)-(e) James A. Taylor, a United States citizen, is the sole Manager (the "Manager") of the Reporting Person. Mr. Taylor is principally engaged as the Chairman of the Board of Directors of The Banc Corporation whose principal business address is 17 North 20th Street, Birmingham, Alabama 35203. During the five years prior to the date hereof, Mr. Taylor has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby supplemented as follows:

      Pursuant to an Agreement, dated May 8, 2000 (the "Agreement"), the Reporting Person acquired the right to purchase up to 3,750,000 shares (the "Shares") of the Issuer's common stock from Torchmark Corporation ("Torchmark"). A copy of the Agreement is attached as Exhibit (99)-3 and incorporated herein by reference. The funds necessary to make the Deposit (as defined in the Agreement) and to purchase the Shares will be provided by the proceeds of capital contributions by the members of the Reporting Person in the amount of $23,625,000 (assuming a closing of the purchase in June 2000).

ITEM 4.   PURPOSE OF THE TRANSACTION.

      Item 4 is hereby supplemented as follows:

      On May 11, 2000, the Reporting Person gave notice to Torchmark and to the Issuer that, pursuant to the Agreement, the Reporting Person intended to purchase all of the Shares as soon as practicable, which the Reporting Person anticipates will be in June 2000, based upon the required insurance regulatory approvals and filing under Hart-Scott-Rodino. Copies of the notices to Torchmark and the Issuer are filed as Exhibits (99)-4 and (99)-5 and incorporated herein by reference. Pursuant to the Separation and Public Offering Agreement, dated September 13, 1993, between Torchmark and the Issuer, the Issuer has 30 calendar days after receipt of




CUSIP NO. 925391104                    13D            PAGE 4 OF 5 PAGES
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notice from Torchmark to exercise a right of first refusal to purchase all of the Shares on the same terms and conditions as the Reporting Person. Any closing under the right of first refusal shall take place within five business days of the exercise of the right of first refusal by the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby supplemented as follows:

      (a) The Reporting Person has the right to acquire the Shares, which when added to the 5,900,000 shares of Common Stock which are issuable upon conversion of the Series A Convertible Preferred Stock of the Issuer held by the Reporting Person, aggregates 9,650,000, or approximately 39.0% of the outstanding shares of Common Stock of the Issuer based upon the number of shares of Common Stock reported outstanding as of April 7, 2000 in the Issuer's Proxy Statement dated April 11, 2000.

      (b) The Reporting Person will have the sole power to vote and the sole power to dispose of the Shares.

      (c) There have been no transactions regarding the shares of Common Stock or the Series A Convertible Preferred Stock of the Issuer effected during the past sixty days by the Reporting Person or the Manager of the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (99) - 3: Agreement, dated May 8, 2000, between Birmingham Investment Group, LLC, a Delaware limited liability company and Torchmark Corporation, a Delaware corporation.

      (99) - 4: Notice Letter, dated May 11, 2000, from Birmingham Investment Group, a Delaware limited liability company to Torchmark Corporation, a Delaware corporation.

      (99) - 5: Notice Letter, dated May 11, 2000, from Birmingham Investment Group, a Delaware limited liability company to Vesta Insurance Group, Inc., a Delaware corporation.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     May 12, 2000

                                          BIRMINGHAM INVESTMENT GROUP, LLC


                                          By: /s/ James A. Taylor
                                             ------------------------------
                                             James A. Taylor, Manager





                                  EXHIBIT INDEX

      (99) - 3: Agreement, dated May 8, 2000, between Birmingham Investment Group, LLC, a Delaware limited liability company and Torchmark Corporation, a Delaware corporation.

      (99) - 4: Notice Letter, dated May 11, 2000, from Birmingham Investment Group, a Delaware limited liability company to Torchmark Corporation, a Delaware corporation.

      (99) - 5: Notice Letter, dated May 11, 2000, from Birmingham Investment Group, a Delaware limited liability company to Vesta Insurance Group, Inc., a Delaware corporation.